UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN INVESTMENT COMPANIES

Dated: March 31, 2016

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

American Real Estate Income Fund

3.	Securities and Exchange Commission File No.:

811-22599

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

405 Park Avenue, 14th Floor

New York, NY 10022

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

James A. Tanaka, Chief Securities Counsel & EVP
AR Global Investments, LLC

405 Park Ave, 14th Floor

New York, NY 10022

T: (212) 415-6592

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Chris Pike, Portfolio Manager

National Fund Advisors, LLC

405 Park Avenue

New York, NY 10022

T: (646) 937-6881

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

SEL Asset Management, LLC

1235 Westlakes Drive, Suite 295

Berwyn, PA 19312

National Fund Advisors, LLC

405 Park Avenue, 14th Floor

New York, NY 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Realty Capital Securities, LLC

405 Park Avenue, 8th Floor

New York, New York 10022

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositors’ name(s) and address(es):

Not Applicable.

(b)	Directors’ name(s) and address(es):

Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state (name, file no. and business address):

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes ☐ No

If Yes, state the date on which the board vote took place:

December 11, 2015

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Fund’s Declaration of Trust and bylaws do not require shareholder approval for a liquidation.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: March 22, 2016 and March 30, 2016

(b)	Were the distributions made on the basis of net assets?

☒	Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☒	Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

AR Capital, LLC and RCS Capital Corporation, both affiliates of the Fund, owned 48.56% and 46.69% of fund shares, respectively.

17.	Closed-end funds only:

Has the fund issued senior securities?

☐	Yes ☒ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?☐

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒	Yes ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

The shares in the public non-traded REITs and BDCs owned by the Fund to be issued to shareholders  of the Fund which will receive distributions in kind have been submitted to the issuers for transfer to such shareholders and re-registration  is in process and anticipated to be completed within the next two weeks.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☒	Yes ☐ No

If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The Fund currently holds $2,975,268.67 in public non-traded REITs and BDCs, which have been submitted for transfer to the issuers, but have not yet been re-registered.

(b)

Why has the fund retained the remaining assets?

The re-registrations of shares in the public non-traded REITs and BDCs owned currently by the Fund are in process and anticipated to be completed within the next two weeks.

(c)	Will the remaining assets be invested in securities? No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☒ No

If yes,

(a)

Describe the type and amount of each debt or other liability:

The Fund currently owes approximately $30,000 in legal expenses, $3,000 in custody fees, $7,000 in administration services, $3,000 in accounting fees, $3,000 in transfer agent fees, $3,000 in amounts payable to the Fund’s Chief Compliance Officer, $3,500 in amounts payable to the Fund’s Chief Financial Officer, $3,000 for expenses related to the Fund’s final tax return and $3,000 in blue sky related expenses.

(b)	How does the fund intend to pay these outstanding debts or other liabilities? The Fund’s custodian is currently holding amounts to pay these liabilities.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $82,000

(ii)	Accounting expenses: None.

(iii)	Other expenses (list and identify separately): None.

(iv)	Total expenses (sum of lines (i) - (iii) above): $82,000

(b)

How were those expenses allocated?

Expenses were paid by the Fund prior to the distribution or will be paid as set forth in Item 21 and taken into account in determining liquidating distributions or will be paid by the Fund’s advisor.

(c)	Who paid those expenses? See (b).

(d)	How did the fund pay for unamortized expenses (if any)? The Fund’s advisor paid for such expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes ☒ No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

Not applicable.

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of American Real Estate Income Fund, (ii) he is the President, Treasurer, Trustee and Chairman of the Board of the American Real Estate Income Fund and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr. President, Treasurer, Trustee and Chairman of the Board